SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 144
NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

     ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1(a) NAME OF ISSUER (Please type or print) HCA Inc.	(b) IRS IDENT. NO. 75-2497104	(c) SEC FILE NO.

1(d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO. AREA CODE	NUMBER
One Park Plaza		Nashville	TN	37203	615	344-2909

2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) IRS IDENT. NO	(c) RELATIONSHIP TO ISSUER	(d) ADDRESS	STREET	CITY	STATE	ZIP CODE
HCA Master Retirement Trust	75-2497104	Sponsored Retirement Plan	One Park Plaza		Nashville	TN	37203

     INSTRUCTIONS: The person filing this notice should contact the issuer to obtain the IRS Identification Number and the SEC File Number.

3(a) Title Of The Class Of Securities To Be Sold	(b) Name And Address Of Each Broker Through Whom The Securities Are To Be Offered Or Each Market Maker Who Is Acquiring The Securities	SEC USE ONLY Broker-Dealer File Number	(c) Number Of Shares Or Other Units To Be Sold (See Instr. 3(c))	(d) Aggregate Market Value (See Instr.3(d))	(e) Number of Shares Or Other Units Outstanding (See Instr. 3(e) )	(f) Approximate Date of Sale (See Instr.3(f)) (Mo.Day.Yr)	(g) Name of Each Securities Exchange (See Instr.3(g))
Common	ESI/Bank of New York 1633 Broadway New York, NY 10019 Capital Institutional Services 750 North Saint Paul Street, Ste. 2200 Dallas, TX 75201 State Street Brokerage Services 225 Franklin Street Boston, MA 02110		4,288,500	$182,604,330	512,526,400	1-23-03/ 3-28-03	NYSE

INSTRUCTIONS:

1.	(a)	Name of Issuer.
	(b)	Issuer’s IRS Identification Number.
	(c)	Issuer’s SEC file number, if any.
	(d)	Issuer’s address, including zip code.
	(e)	Issuer’s telephone number, including area code.
2.	(a)	Name of person for whose account the securities are to be sold.
	(b)	Such person’s IRS identification number, if such person is an entity.
	(c)	Such person’s relationship to the issuer, (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing).
	(d)	Such person’s address, including zip code.
3.	(a)	Title of the class of securities to be sold.
	(b)	Name and address of each broker through whom the securities are intended to be sold.
	(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount).
	(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice.
	(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer.
	(f)	Approximate date on which the securities are to be sold.
	(g)	Name of each securities exchange, if any, on which the securities are intended to be sold.

TABLE I – SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Name Of Person From
Whom Acquired (If
Title Of	Date You		Gift, Also Give Date	Amount Of	Date Of
The Class	Acquired	Nature Of Acquisition Transaction	Donor Acquired	Securities Acquired Payment	Payment	Nature Of Payment

Common	Various	Open Market			Various	Cash

Sale in conjunction with a 10b5-1 Plan under the U.S. District Court approved settlement of HealthTrust, Inc. 401 (k) Retirement Program disputed assets

INSTRUCTIONS:
	1.	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereof the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.
	2.	If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d) (3) of Rule 144, furnish full information with respect thereto.

TABLE II – SECURITIES SOLD DURING THE PAST THREE MONTHS
Furnish the following information as to all securities of the issuer sold during the past three months by the person for whose account the securities are to be sold

Name And Address Of Seller	Title Of Securities Sold	Date Of Sale	Amount of Securities Sold	Gross Proceeds

HCA Master Retirement Trust One Park Plaza; Nashville, TN 37203	HCA Inc.	9/25/02-10/01/02	187,200	$8,794,217

REMARKS: Retirement Plan(s) sales to satisfy participant transfer/distribution requests and other cash requirements

INSTRUCTIONS:

See the definition of “person” in paragraph (a) of Rule 144, Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with Sales for the account of the person filing this notice.

December 20, 2002

(DATE OF NOTICE)

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

/s/ James T. Glassock, as Attorney-in-Fact

(AUTHORIZED SIGNATORY)

     This notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.

Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional Misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)